Exhibit 99.1

Results of 2025 Annual General Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA - 21 November 2025: In accordance with ASX Listing rule 3.13.2 and Section 251AA of the Corporations Act 2001 (Cth), the attached information is provided in relation to the resolutions passed by the shareholders of Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) at its Annual General Meeting held on 21 November 2025.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors	Media
Tara Speranza	Casey McDonald
Head of Investor Relations and Communications	Tiberend Strategic Advisors, Inc.
tsperanza@alteritytx.com	cmcdonald@tiberend.com
+61 (0) 432 961 533	+1 (646) 577-8520

Remy Bernarda
Investor Relations Advisory Solutions
ir@alteritytx.com
+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Disclosure of Proxy Votes

Alterity Therapeutics Limited

Annual General Meeting

Friday, 21 November 2025

Automic
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Total Number of Proxy Votes exercisable by proxies validly appointed**	**FOR**	**AGAINST**	**ABSTAIN**	**PROXY'S DISCRETION**	**FOR**	**AGAINST**	**ABSTAIN**	**OUTCOME**
1 Non-binding resolution to adopt Remuneration Report	P	4,197,185,525	4,114,915,999 98.04%	67,667,978 1.61%	48,518,989	14,601,548 0.35%	4,144,992,908 98.39%	67,667,978 1.61%	48,518,989	-
2 Re-election of Mr Brian Meltzer as a Director	P	4,279,630,389	3,426,964,945 80.08%	837,566,396 19.57%	7,050,314	15,099,048 0.35%	3,469,227,666 80.55%	837,566,396 19.45%	7,050,314	Carried
3 Ratification of issue of Placement Shares under Listing Rule 7.1	P	1,090,406,665	959,248,333 87.97%	116,559,284 10.69%	4,662,614	14,599,048 1.34%	1,001,011,054 89.57%	116,559,284 10.43%	4,662,614	Carried
4 Ratification of issue of Placement Shares under Listing Rule 7.1A	P	1,090,358,665	881,508,651 80.85%	194,250,966 17.82%	4,728,614	14,599,048 1.34%	923,271,372 82.62%	194,250,966 17.38%	4,728,614	Carried
5 Approval of the issue of Incentives under the 2004 ASX Plan	P	4,241,762,797	4,101,752,952 96.70%	125,408,297 2.96%	3,830,818	14,601,548 0.34%	4,131,072,554 97.05%	125,408,297 2.95%	3,830,818	Carried
6 Approval of the issue of Incentives under the 2018 ADS Plan	P	4,242,947,697	4,103,064,207 96.70%	125,281,942 2.95%	2,645,918	14,601,548 0.34%	4,132,383,809 97.06%	125,281,942 2.94%	2,645,918	Carried
7 Approval of Additional 10% Placement Capacity	P	4,284,292,664	4,058,789,108 94.74%	210,902,008 4.92%	2,388,039	14,601,548 0.34%	4,100,554,329 95.11%	210,902,008 4.89%	2,388,039	Carried
8 Adoption of Constitution	P	4,283,316,918	4,242,616,659 99.05%	26,098,711 0.61%	3,363,785	14,601,548 0.34%	4,284,381,880 99.39%	26,098,711 0.61%	3,363,785	Carried

Proxy Votes				Poll Results (if applicable)			Results
Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Total Number of Proxy Votes exercisable by proxies validly appointed**	**FOR**	**AGAINST**	**ABSTAIN**	**PROXY'S DISCRETION**	**FOR**	**AGAINST**	**ABSTAIN**	**OUTCOME**
9 Amendment to Constitution to adopt proportional takeover provisions (conditional item)	P	4,281,200,023	4,233,868,942 98.89%	32,458,105 0.76%	5,480,680	14,872,976 0.35%	4,275,905,591 99.25%	32,458,105 0.75%	5,480,680	Carried